Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges of the Company for the periods indicated.  For purposes of computing the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes and fixed charges.  Fixed charges represents interest expense, including amortization of debt discount and debt issuance costs and such portion of rental expense that represents an appropriate interest factor.

	Year ended December 29, 2007		Year ended January 3, 2009	Year ended January 2, 2010		Year ended January 1, 2011	Year ended December 31, 2011
Earnings:
Income (loss) from continuing operations before taxes	$19,889		$(333,403)	$(70,629)		$(250,900)	$8,449
Interest expense, including amortization of debt discount and debt issuance costs	91,467		107,321	106,063		121,037	115,968
Interest portion of rental expense	13,596		12,632	10,392		8,515	9,013
Total Earnings:	$124,952		$(213,450)	$45,826		$(121,348)	$133,430

Fixed Charges:
Interest expense, including amortization of debt discount and debt issuance costs	$91,467		$107,321	$106,063		$121,037	$115,968
Interest portion of rental expense	13,596		12,632	10,392		8,515	9,013
Total Fixed Charges:	$105,063		$119,953	$116,455		$129,552	$124,981

Ratio of Earnings to Fixed Charges	1.2	x	— (1)	—	(1)	— (1)	1.1	x

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(1)
For the years ended January 3, 2009, January 2, 2010 and January 1, 2011, earnings were inadequate to cover fixed charges by approximately $333.4 million, $70.6 million and $250.9 million, respectively.